Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Cautionary Statement Regarding Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains express or implied “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 and other U.S. Federal securities laws.  In some cases, forward-looking statements are identified by terminology such as “may,” “will,” “could,” “should,” “expects,” “plans,” “anticipates,” “believes,” “intends,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results or performance to differ materially from those projected. These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. The forward-looking statements contained below are subject to risks and uncertainties, including those discussed under Item 3.D “Risk Factors” in our Annual Report on From 20-F for the year ended December 31, 2016, filed with the Securities and Exchange Commission (“SEC”) on March 30, 2017 (the “2016 Form 20-F”) and in our other filings with the SEC. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to (and expressly disclaim any such obligation to) update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this Management’s Discussion and Analysis of Financial Condition and Results of Operations.

General

You should read the following discussion and analysis in conjunction with our interim unaudited consolidated financial statements for the six months ended June 30, 2017 and notes thereto being filed on Form 6-K with the SEC together with this Management’s Discussion and Analysis of Financial Condition and Results of Operations, and together with our audited consolidated financial statements for the year ended December 31, 2016 as part of the 2016 Form 20-F.

Unless indicated otherwise by the context, all references below to:

•	“we”, “us” or “our “ are to Radcom Ltd. and its subsidiaries;

•	“NIS” is to New Israeli Shekels;

•	“NFV” is to Network Function Virtualization. NFV is a software-centric design approach for building complex information technology (IT) networks and applications, particularly for use by CSPs; and

•	“CSP” is to Communication Service Provider.

Overview

We are a leading provider of NFV-ready service assurance for CSPs. We have a strong track-record of innovation. Our solution - MaveriQ - continuously monitors network performance and quality of services, to optimize user experience for CSPs’ subscribers. MaveriQ is the “first to market” software-based probe solution and is the first to support NFV networks.

 During 2016 and 2017, we have evolved our solution to meet the highest-level requirements of AT&T, the first CSP launching a full NFV eco-system. As new and existing customers seek to manage their existing networks while evaluating and deploying NFV-based architectures, we believe we are well positioned with both our advanced software-based solutions for service assurance and our growing industry track record.

MaveriQ enables CSPs to smoothly migrate their networks to NFV by monitoring and assuring both physical network and NFV-based network and consequentially, ‘hybrid’ networks. With the rate of transition between physical and virtualized networks taking place gradually, CSPs will need to manage ‘hybrid’ networks for the foreseeable future. As a result, service assurance solutions that provide service and network performance visibility in both physical and virtual environments, are expected to gain priority.

CSPs across the globe use our solutions to deliver high quality services, reduce churn, manage network performance, analyze traffic and enhance customer care. Our solutions incorporate cutting-edge technologies and a wealth of knowledge acquired by partnering with many of the industry’s leading CSPs for over two decades. Our carrier-grade solutions support both mobile and fixed networks and scale to terabit data bandwidths to enable big data analytics.

Our solutions deliver specialized capabilities for virtualized infrastructure and next-generation networks, such as LTE, LTE-A, VoLTE, IMS, VoIP, UMTS/GSM and mobile broadband and allow CSPs to monitor and proactively improve quality of experience for their subscribers. The key benefits of our solutions are:

•	advanced software-based architecture;
•	ease of deployment and management;
•	improved customer retention;
•	reduced subscriber churn rates;
•	improved service availability and quality;
•	unique ability to correlate session information and provide an end to end view;
•	greater ability to install the solution as a virtual network function for seamless integration into all NFV infrastructures;
•	scalability for next-generation services;
•	enhanced ability to collect all network packets for a complete and comprehensive view of the network and the customer experience;
•	increased operational efficiency and lower costs;
•	the inclusion of support for multiple protocols for end-to-end network coverage;
•	the existence of both network-wide views and drilldown to an individual subscriber level;
•	the support for terabyte networks;
•	accelerated deployment of new services and migration to NFV;
•	substantially quicker and smoother deployment of our solution;
•	real-time capabilities; and
•	end to end view of the customer experience.

Our software-based solutions enable CSPs to manage both existing physical networks and next-generation, NFV-based architectures. We recognized that CSPs would require a new approach for service assurance and Customer Experience Management (“CEM”) solutions in order to monitor huge volumes of data and support NFV-based network deployments. In February 2014, we launched our MaveriQ solution, which incorporates software-based probes, and which subsequently replaced our OmniQ hardware-based solution. Since 2015, we launched and substantially enhanced our NFV solution for service assurance and our CEM solution.

In December 2015, our MaveriQ solution was selected by AT&T for its next-generation virtualized network environment. AT&T’s deployment represents the first NFV networks of scale in the industry. We are now in the process of deploying our software-based NFV solution with AT&T, and we are leveraging this success in discussions with other CSPs that are looking to manage existing networks while evaluating their transformation to the next-generation NFV architectures.

Financial Highlights

Total revenues in the first six months of 2017 increased by 23.4% to approximately $17 million from approximately $13.7 million in the first six months of 2016. The increase reflects our delivery of orders in backlog and continued momentum in the emerging markets, mainly sale of products and related services in the Philippines.

Operating loss for the first six months of 2017 was approximately $0.7 million, compared to operating income of approximately $1.9 million in the first six months of 2016. The decrease in operating income is attributed to increase in labor cost and related expenses because of the significant increase in the number of employees, increased activities related to our geographical expansion, decrease in grants received from the Israel Innovation Authority (the “IIA”) and exchange rate fluctuations between the Israeli Shekel and the U.S. Dollar.

Net loss for the first six months of 2017 was approximately $0.5 million, or $0.05 per diluted share, compared to net income of approximately $2.7 million, or $0.27 per diluted share, in the first six months of 2016.

Cash and cash equivalents were approximately $36.2 million as of June 30, 2017, compared to approximately $42.9 million as of December 31, 2016. The decrease is due to net cash used in operating activities.

Shareholders’ equity increased to approximately $41.5 million as of June 30, 2017, compared to approximately $40.1 million as of December 31, 2016. The increase is due to share-based compensation of approximately $1.2 million and exercise of options in the amount of approximately $0.6 million, partially offset by net loss of approximately $0.5 million.

	Six months ended June 30, (U.S. dollars in thousands) Unaudited		% Change 2017 vs. 2016
	2017	2016
Revenues:
Products and related services	$4,978	$822	505.6
Projects	10,633	11,425	(6.9)
Warranty and Support	1,346	1,500	(10.3)
Total Revenues	16,957	13,747	23.4
Cost of Revenues:
Products and related services	2,294	1,880	22.0
Projects	2,207	1,812	21.8
Warranty and Support	164	137	19.7
Total Cost of Revenues	4,665	3,829	21.8
Gross Profit	12,292	9,918	23.9
Research and Development	5,227	3,468	50.7
Less royalty-bearing participation	312	756	(58.7)
Research and Development, net	4,915	2,712	81.2
Sales and Marketing, net	5,886	3,259	80.6
General and Administrative	2,158	2,027	6.5
Total Operating Expenses	12,959	7,998	62.0
Operating (loss) Income	(667)	1,920	(134.7)
Financial Income, net	150	736	(79.6)
(Loss) income before taxes on income	(517)	2,656	(119.5)
Taxes on income	(23)	(6)	283.3
Net (loss) income	$(540)	$2,650	(120.4)

Revenues.  Total revenues in the first six months of 2017 increased by 23.4% to approximately $17.0 million from approximately $13.7 million in the first six months of 2016, reflecting the Company’s delivery of orders in backlog and continued momentum in the emerging markets, mainly sale of products and related services in the Philippines.

Revenues per geographic region, based on the location of the end-customer

	Six months ended June 30, (millions of U.S. dollars)		Six months ended June 30, (as percentages)
	2017	2016	2017	2016
North America	9.0	11.9	53.0	86.9
Europe	0.4	0.6	2.4	4.4
Asia (Excluding Philippines)	0.1	0.1	0.6	0.7
Philippines	3.9	0.1	22.9	0.7
South America (Excluding Brazil)	0.6	0.3	3.5	2.2
Brazil	0.7	0.4	4.1	2.9
Other	2.3	0.3	13.5	2.2
Total revenues	17.0	13.7	100	100

For the first six months 2017, we had two customers in the United States and the Philippines that amounted to $8.6 million and $3.8 million, respectively, of the total consolidated revenues. For the first six months of 2016, we had one customer in the United States, which amounted to $11.4 million of the total consolidated revenues.

Cost of Revenues.  Our cost of revenues increased by 21.8% to approximately $4.7 million in the first six months of 2017 from approximately $3.8 million in the first six months of 2016, reflecting the respective revenue increase of 23.4%.

Gross profit increased to 72.5% in the first six months of 2017 from 72.1% in the first six months of 2016.

Research and Development, net. Research and development expenses, net increased by 81.2% to approximately $4.9 million in the first six months of 2017 from approximately $2.7 million in the first six months of 2016. This was attributed mainly to the increase in the number of employees, sub-contractors and related expenses and a decrease in grants received from the IIA.

Sales and Marketing, net.  Sales and marketing expenses, net, increased by 80.6% to approximately $5.9 million in the first six months of 2017 from approximately $3.3 million in the first six months of 2016. This was attributed mainly to an increase in the number of employees and third-party commissions.

General and Administrative.  General and administrative expenses increased by 6.5% to approximately $2.2 million in the first six months of 2017 from approximately $2 million in the first six months of 2016. This was attributed mainly to an increase in share-based compensation related to options and restricted share units granted to employees and directors.

Financial Income, Net.  In the first six months of 2017 we recorded financial income of approximately $0.2 million, compared to financial income of approximately $0.7 million in the first six months of 2016. This change is mainly due to exchange rate differences between the Brazilian Real and the U.S. Dollar.

Taxes on income. Taxes on income are comprised of withholding taxes that were deducted by several of our customers.

LIQUIDITY AND CAPITAL RESOURCES

In the past few years, we have financed our operations through cash generated from operations, private placements of equity securities, governmental grants and our May 2016 follow-on public  offering of our Ordinary Shares.

Working Capital and Cash Flows

Liquidity refers to liquid financial assets available to fund our business operations and pay for near-term obligations. These liquid financial assets mostly consist of cash and cash equivalents. As of June 30, 2017, we had approximately $36.2 million in cash and cash equivalents, compared to approximately $42.9 million as of December 31, 2016.

Net cash used in operating activities was approximately $7.0 million in the first six months of 2017 compared to approximately $13.4 million net cash provided by operating activities in the first six months of 2016. The negative cash flow in the first six months of 2017 was primarily due to net loss of approximately $0.5 million, an increase of approximately $6.3 million in trade receivables, a decrease of approximately $1.8 million in deferred revenues and advances from customers, a decrease of approximately $0.9 million in trade payables, partially offset by share-based compensation and restricted share units of approximately $1.2 million, a decrease of approximately $0.6 million in other account receivables and prepaid expenses, a decrease of approximately $0.2 million in inventories, an increase of approximately $0.3 million in other accounts payable and accrued expenses and depreciation of approximately $0.2 million. The positive cash flow in the first six months of 2016 was primarily due to net income of approximately $2.7 million, a decrease of approximately $3.1 million in trade receivables, an increase of approximately $6.7 million in deferred revenues and advances from customers, a decrease of approximately $0.3 million in trade payables, share-based compensation and restricted share units of approximately $0.7 million and an increase of approximately $1.1 million in employees and payroll accruals, which was partially offset by an increase of approximately $0.6 million in inventories and an increase of approximately $0.7 million in other account receivables and prepaid expenses.

The trade receivables and days of sales outstanding are primarily impacted by payment terms, the variations in the levels of shipment in the quarter, and collections performance.  Trade receivables for June 30, 2017 increased to $10.7 million from $4.4 million in December 31, 2016, reflecting mainly timing differences of contracts payment milestones. We believe that continued expansion of our business may require continued investments in working capital.

Net cash used in investing activities was approximately $0.3 million in the first six months of 2017 compared to net cash used in investing activities of approximately $0.1 million in the first six months of 2016. All the amounts used related to the purchase of property and equipment.

Net cash provided by financing activities was approximately $0.6 million in the first six months of 2017 compared to approximately $24.0 million net cash provided by financing activities in the first six months of 2016. Cash provided in the first six months of 2017 was due to exercise of options. Cash provided in the first six months of 2016 was mainly due to proceeds from our follow-on public offering completed in May 2016, net of issuance costs, in the amount of $21.3 million, proceeds from the exercise of options in the amount of $1.1 million, and proceeds from exercise of warrants in the amount of $1.6 million.

We believe that our existing capital resources and expected cash flows from operations will be adequate to satisfy our expected liquidity requirements at least for the next 12 months.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.  A comprehensive discussion of our critical accounting policies is included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section in the 2016 Form 20-F.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Reference is made to Item 11 “Quantitative and Qualitative Disclosures About Market Risk” in on the 2016 Form 20-F.